
July 9, 2015

Christopher D. Brady
c/o The Chart Group, L.P.
555 5th Avenue, 19th Floor
New York, New York 10017

     Re: **Tempus Applied Solutions Holdings, Inc.**
              Amendment No. 3 to Registration Statement on Form S-4
              Filed July 2, 2015
              File No. 333-201424

Dear Mr. Brady:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2015 letter.

General

1. We note your response to our prior comments 1 and 2. It does not appear to us that an exchange offer will be effected from the description under "The Financing" and "Purchase and Exchange Agreements," at page 94. It appears the cancellation of the Tempus Financing Sub Preferred Stock and the Chart Financing Sub Series B Preferred Stock and the subsequent consideration their holders will receive was contemplated by the terms of the privately completed Financing and that the investment decision regarding the securities that the New Investors and the Affiliate Investors will receive upon cancellation of the shares has already been made. Therefore, it does not appear that the company is making an offer to holders of outstanding securities to exchange their securities for newly issued securities. As such, please explain to us why you believe it is appropriate to include the offer and sale of the Financing-related securities as part of this registration statement when it appears that the offers were made and the commitments were obtained for those securities as part of the private placement. As part of your

response, please explain, as to the Financing-related securities, the offering you are registering.

Fee Table

2. We note in your response to our prior comment 1 that you indicate you are not registering the exchange of shares for the Chart Financing Sub securities that the Affiliate Investors hold. However, those shares appear to be listed in the fee table. Please refer to the fee table and footnotes 5, 6 and 10 to the fee table.

Description of Tempus Holdings' Securities, page 173

3. Please disclose the number of shares of Series A Convertible Preferred Stock underlying the Series A and Series B warrants or how such number will be calculated upon exercise.

You may contact Heather Clark at 202-551-3624, or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379, if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief